VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:  Pixelworks, Inc.

Registration Statement on Form S-4 filed April 18, 2003
File No. 333-104641

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Pixelworks, Inc. (“Pixelworks”) hereby applies to withdraw its Registration Statement on Form S-4 (Registration No. 333-104641), originally filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2003 (the “Registration Statement”).

Pixelworks is requesting such withdrawal due to the termination by Pixelworks, Genesis Microchip Inc., and Display Acquisition Corporation on August 5, 2003, of the merger agreement to which the Registration Statement related.

Pixelworks hereby confirms that the Registration Statement was never declared effective and no securities were sold in connection with the proposed offering described in the Registration Statement.

Pixelworks requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Pixelworks’ account to be offset against the filing fee for any future registration statement or registration statements.

Please telephone Gregory E. Struxness of Ater Wynne LLP at (503) 226-8449 if you have any questions.

Very truly yours,
Pixelworks, Inc.

/s/ Jeffrey B. Bouchard
By:	Jeffrey B. Bouchard
Its:	Chief Financial Officer

Tel: 503.612.6700 • Fax: 503.612.6713 • 7700 SW Mohawk St. • Tualatin, OR 97062
www.pixelworksinc.com